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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__________ )*

AFFYMAX, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00826A109
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00826A109	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Apax Managers, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,268,290

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,268,290

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,268,290

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	00826A109	Page	3	of	6

1	NAMES OF REPORTING PERSONS: John F. Megrue

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,268,290

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,268,290

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,268,290

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a). Name of Issuer.
     Affymax, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices.
     4001 Miranda Avenue, Palo Alto, California 94304
Item 2(a). Name of Person Filing.
     This statement is being filed on behalf of John F. Megrue and Apax Managers, Inc. (“AMI”). Mr. Megrue is the sole director of AMI.
Item 2(b). Address of Principal Business Office or, if none, Residence
     The principal business address of each of AMI and Mr. Megrue is 153 East 53rd Street, 53rd Floor, New York, NY 10022.
Item 2(c). Citizenship.
     AMI is a corporation organized under the laws of New York. Mr. Megrue is a citizen of the United States.
Item 2(d). Title of Class of Securities.
     Common stock.
Item 2(e). CUSIP Number.
     00826A109
Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b).	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c).	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d).	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e).	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f).	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F);
(g).	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h).	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4. Ownership.
Item 4(a). Amount beneficially owned.
     1,268,290
4(b). Percent of Class.
     8.86%

Page 4 of 6 Pages

4(c). Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	1,268,290
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	1,268,290
(iv) shared power to dispose or to direct the disposition of:	0

*	See Exhibit A
Item 5 Ownership of Five Percent or less of a Class.
     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of more than Five Percent on behalf of another person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     See Exhibit A.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX MANAGERS, INC.
By:	/s/ Peter Jeton
	Name:	Peter Jeton
	Title:	Chief Operating Officer

/s/ John F. Megrue
John F. Megrue

Dated: February 12, 2007

Page 5 of 6 Pages

Exhibit A:
Mr. Megrue is the sole director of AMI. AMI is the general partner of Apax Excelsior VI Partners, L.P. (Excelsior VI Partners”), a Delaware limited partnership. Excelsior VI Partners is the general partner of each of Apax Excelsior VI, L.P. (“Excelsior VI”), a Delaware limited partnership, Apax Excelsior VI-A C.V. (“Excelsior VI-A”), a limited partnership organized under the laws of the Netherlands, Apax Excelsior VI-B C.V. (“Excelsior VI-B”), a limited partnership organized under the laws of the Netherlands, and Patricof Private Investment Club III, L.P. (“PPIC III”), a Delaware limited partnership. Therefore, each of AMI and Mr. Megruehas sole dispositive power with respect to, and is the beneficial owner of, an aggregate of 1,268,290 shares of the common stock of Affymax, Inc., including 1,085,556 shares of common stock (7.59%) owned by Excelsior VI, 87,441 shares of common stock (0.61%) owned by Excelsior VI-A, 58,252 shares of common stock (0.41%) owned by Excelsior VI-B and 37,041 shares of common stock (0.26%) owned by PPIC III.

Page 6 of 6 Pages